Earth Science Tech, Inc.
2255 Glades Road   Suite# 324A
Boca Raton, FL 33431

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Earth Science Tech, Inc.
Form 8K Filed on April 1, 2014 and Form 10-K for the Focal Year Ended March31, 2014
File No. 00-55000

Dear Mr. Gordon

In response to your comments in your letter dated December 1, 2014 below is the action we are taking to resolve  Form 8K Filed on April 1, 2014 and Form 10-K for the Focal Year Ended March31, 2014 note 5 –stockholders’ equity (deficit) page F-12.

•	I have instructed our Joseph Pittera, SEC Counsel to file an amended 8K

•	Accounting Analysis & Conclusion

1.	Determine if the transaction falls under business combination/ reverse merger.
Based on ASC 805-10-25 and 805-40-25-1, the entities need to be considered businesses in order to have a business combination/reverse merger, otherwise, such transaction shall be accounted for as an asset acquisition. Based on ASC 805-10-20 business means an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Based on review of the agreement, no business was transferred, neither any assets were acquired nor liabilities were assumed. Also there is no change in the management post this agreement (The CEO and CFO remain the same). Hence our CPA and I concluded that this transaction does not constitute business combination/reverse merger. Our auditors agreed with our conclusion.

2.	Determine the accounting treatment for this transaction.
In accordance to ASC 505-50-25-7, as fully vested non forfeitable shares were issued as on the date of agreement and because there is no performance obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached as at the date of the agreement. Also, as no services were rendered up to March 31, 2014, but the shares were issued, a prepaid asset is recorded based on the fair value of shares issued as prepaid asset. Per ASC 505-50-30-2, the transaction should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. EST noted that the fair value of the consideration received is not reliably measurable and further noted that there were significant fluctuations in the market price per share during the period from 3/19/2014 to 3/27/2014. So market value cannot be said to be reliably measureable. Hence   our CPA and I determined that the shares should be valued as at the cash price of the immediately preceding cash issuance to non- related party. Our auditors agreed with this determination.

The company hereby acknowledges that Earth Science Tech, Inc. is responsible for the following.

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by

•	the Commission or any person under the federal securities laws of the United States

Respectfully,

Harvey Katz, Ph.D.
CEO

cc:	Eric McPhee
Joseph Pittera, SEC Counsel
Frank Ward, CPA